                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-84599

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 11, 1999)

[Textron Logo]

TEXTRON INC.

$250,000,000
4 1/2% Notes due 2010

Interest payable February 1 and August 1

ISSUE PRICE: 99.110%

The notes will mature on August 1, 2010. Interest will accrue from July 25, 2003. We may redeem the notes in whole or in part at any time at the relevant "make-whole" redemption price described in this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

------------------------------------------------------------------------------------------------------------------
                                          PRICE TO                 UNDERWRITING             PROCEEDS
                                          PUBLIC                   DISCOUNTS                TO US
------------------------------------------------------------------------------------------------------------------
Per Note                                  99.110%                  0.625%                   98.485%
------------------------------------------------------------------------------------------------------------------
Total                                     $247,775,000             $1,562,500               $246,212,500
------------------------------------------------------------------------------------------------------------------

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to investors on or about July 25, 2003.

                          Joint Book-Running Managers

JPMORGAN                                                     UBS INVESTMENT BANK

BARCLAYS CAPITAL
                            DEUTSCHE BANK SECURITIES
                                                                        SG COWEN

July 22, 2003

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder and thereunder, shall under any circumstances create any implication that there has been no change in the affairs of Textron since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
About this Prospectus Supplement............................   S-3
Textron.....................................................   S-4
Ratio of Income to Fixed Charges............................   S-9
Use of Proceeds.............................................   S-9
Description of the Notes....................................  S-10
Underwriting................................................  S-14
Legal Matters...............................................  S-15
Experts.....................................................  S-15
Where You Can Find More Information.........................  S-15

                            PROSPECTUS
                                                              PAGE
                                                              ----
About this Prospectus.......................................     3
Textron.....................................................     3
Textron Trusts..............................................     3
Use of Proceeds.............................................     4
Description of Textron Capital Stock........................     4
Description of Debt Securities..............................     7
Description of Trust Preferred Securities...................    14
Description of Trust Guarantees.............................    15
Plan of Distribution........................................    17
Legal Opinions..............................................    18
Experts.....................................................    18
Where You Can Find More Information.........................    18

                        ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement or the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement or the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to under "Where You Can Find Additional Information" in this prospectus supplement.

                                    TEXTRON

GENERAL

Textron Inc. is a global, multi-industry company with operations in five business segments -- Bell, Cessna, Fastening Systems, Industrial and Finance. Our products include: light and mid-size business jets, turboprop and piston-powered aircraft, commercial and military helicopters, engineered fastening systems, wire and cable installation and maintenance tools, golf cars and utility vehicles, turf-care equipment, aerospace and defense systems, plastic fuel tanks, industrial pumps and gears and other industrial products. We also are a leading commercial finance company for select markets.

Our financings are conducted through two borrowing groups, Textron Finance and Textron Manufacturing. This framework is designed to enhance our borrowing power by separating our Finance segment, which is a borrowing unit of a specialized business nature. Textron Finance consists of Textron Financial Corporation consolidated with its subsidiaries, which are the entities through which we operate in the Finance segment. Textron Finance finances its operations by borrowing from its own group of external creditors. Textron Manufacturing is Textron Inc., the parent company, consolidated with the entities through which we operate in the Bell, Cessna, Fastening Systems and Industrial business segments.

We are incorporated under the laws of Delaware. Our principal executive offices are located at 40 Westminster Street, Providence, Rhode Island 02903 and our telephone number is (401) 421-2800.

SECOND QUARTER 2003 RESULTS

On July 17, 2003, Textron Inc. reported second quarter 2003 earnings per share of $0.46 and net income of $63 million, compared to second quarter 2002 earnings per share of $0.74 and net income of $105 million. Revenues were $2.6 billion, down from $2.8 billion in 2002, as higher revenues at Bell, Fastening Systems, Industrial and Finance were offset by lower revenues at Cessna. Cash flow from operations for the Textron Manufacturing group for the first six months of 2003 was $137 million, compared to $17 million during the same period last year.

The following describes the revenues and profit by business segment for the three months ended June 28, 2003 and June 29, 2002.

Bell. Bell segment revenues and profit increased $23 million and $11 million, respectively. Revenues increased due to higher commercial and U.S. Government revenues at Bell Helicopter, partially offset by lower volumes at Textron Systems and Lycoming. At Bell Helicopter, commercial revenues increased primarily due to higher foreign military sales and higher commercial aircraft sales, partially offset by lower commercial spares and service sales. U.S. Government revenues increased due to higher revenues from the V-22 and other U.S. Government programs, partially offset by lower revenues from the H-1 upgrade. Segment profit increased primarily due to pricing and program related adjustments in 2002, principally in the commercial helicopter business, partially offset by lower volume and increased costs at Lycoming. Backlog at Bell Helicopter of $1.2 billion was down from the first quarter by $180 million.

Cessna. Cessna segment revenues and profit decreased $282 million and $55 million, respectively. Revenues decreased primarily due to lower sales volume of Citation business jets, partially offset by higher pricing and higher used aircraft sales. Profit decreased primarily due to the lower sales volume, partially offset by improved cost performance and higher pricing. Backlog of $4.2 billion was down from the first quarter by $150 million.

Fastening Systems. Fastening Systems' revenues increased $16 million, while profit was unchanged. Sales volume was lower but revenues increased primarily due to the favorable impact of foreign exchange. Profit was unchanged as the impact of lower sales volume and inflation was offset primarily by improved cost performance.

Industrial. Industrial segment revenues and profit increased $11 million and $23 million, respectively. Revenues increased primarily due to the favorable impact of foreign exchange and higher sales volume at Kautex, partially offset by lower sales volume at OmniQuip and Golf and Turf. Profit increased primarily due to improved cost performance and lower expenses for bad debt and obsolete inventory, partially offset by the lower unit sales volume, inflation and an unfavorable sales mix.

Finance. Finance segment revenues increased $7 million, while profit decreased $3 million. Revenues increased primarily due to higher average receivables. Profit decreased due to a higher provision for loan losses and higher operating expense, partially offset by increased interest margin due to higher average finance receivables, higher pricing and lower borrowing costs.

The following table sets forth Textron's revenues and income by business segment for the three and six months ended June 28, 2003 and June 29, 2002.

                                         THREE MONTHS ENDED             SIX MONTHS ENDED
                                     ---------------------------   ---------------------------
                                       JUNE 28,       JUNE 29,       JUNE 28,       JUNE 29,
                                         2003           2002           2003           2002
                                     ------------   ------------   ------------   ------------
                                          (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                                                            (UNAUDITED)
REVENUES
Manufacturing:(a)
  Bell.............................  $        616   $        593   $      1,152   $      1,084
  Cessna...........................           575            857          1,163          1,534
  Fastening Systems................           447            431            876            827
  Industrial.......................           806            795          1,559          1,504
                                     ------------   ------------   ------------   ------------
                                            2,444          2,676          4,750          4,949
Finance............................           155            148            306            293
                                     ------------   ------------   ------------   ------------
     TOTAL REVENUES................  $      2,599   $      2,824   $      5,056   $      5,242
                                     ============   ============   ============   ============
PROFIT
Manufacturing:(a)(b)
  Bell.............................  $         56   $         45   $         96   $         69
  Cessna...........................            66            121            125            198
  Fastening Systems................            21             21             39             31
  Industrial.......................            42             19             75             51
                                     ------------   ------------   ------------   ------------
                                              185            206            335            349
Finance............................            26             29             49             51
                                     ------------   ------------   ------------   ------------
SEGMENT PROFIT.....................           211            235            384            400
Special charges(b)(c)..............           (54)           (29)           (82)           (43)
Gain on sale of businesses(d)......            --             25             15             25

                                         THREE MONTHS ENDED             SIX MONTHS ENDED
                                     ---------------------------   ---------------------------
                                       JUNE 28,       JUNE 29,       JUNE 28,       JUNE 29,
                                         2003           2002           2003           2002
                                     ------------   ------------   ------------   ------------
                                          (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                                                            (UNAUDITED)
Corporate expenses and other --
  net..............................           (30)           (31)           (62)           (60)
Interest expense, net..............           (22)           (25)           (46)           (55)
                                     ------------   ------------   ------------   ------------
Income before income taxes.........           105            175            209            267
Income taxes.......................           (35)           (63)           (67)           (92)
Distribution on preferred
  securities of manufacturing
  subsidiary trust, net of income
  taxes............................            (7)            (7)           (13)           (13)
                                     ============   ============   ============   ============
INCOME FROM CONTINUING OPERATIONS..            63            105            129            162
Cumulative effect of a change in
  accounting principle, net of
  income taxes(e)..................            --             --             --           (488)
                                     ------------   ------------   ------------   ------------
NET INCOME (LOSS)..................  $         63   $        105   $        129   $       (326)
                                     ============   ============   ============   ============
EARNINGS PER SHARE:
  INCOME FROM CONTINUING
     OPERATIONS....................  $       0.46   $       0.74   $       0.94   $       1.14
  Cumulative effect of a change in
     accounting principle, net of
     Income taxes(e)...............            --             --             --          (3.44)
                                     ------------   ------------   ------------   ------------
  NET INCOME (LOSS)................  $       0.46   $       0.74   $       0.94   $      (2.30)
                                     ============   ============   ============   ============
Average diluted shares
  outstanding......................   136,257,000    141,599,000    136,659,000    141,682,000
                                     ============   ============   ============   ============

---------------
(a) In June 2003, Textron reorganized its segments in order to streamline the management reporting structure. Under the new structure, Textron Systems and Textron Lycoming have been combined with Bell Helicopter to form the new Bell segment and Cessna Aircraft has been reported separately as a new segment. The remaining Industrial Products and Industrial Components businesses have been combined to form the new Industrial segment. Textron now reports under the following segments: Bell, Cessna, Fastening Systems, Industrial and Finance. Prior periods have been recast to reflect this change.

(b) Effective December 29, 2002, Textron adopted Statement of Financial Accounting Standard (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Upon adoption, costs related to restructuring that were previously recorded in segment profit are now included with severance costs, contract termination costs, and asset impairment write-downs in special charges. Costs related to restructuring that were recorded in segment profit in prior periods have been reclassified to special charges to conform to this presentation.

(c) Special charges include restructuring expenses and fixed asset impairment write-downs associated with reducing overhead and closing, consolidating and downsizing manufacturing facilities, reducing corporate and segment personnel, consolidating operations and exiting non-core product lines. Also included is a goodwill and intangible asset impairment charge of $30 million recorded in the second quarter of 2003 related to OmniQuip.

(d) In the first quarter of 2003, Textron recorded a gain on the sale of its interest in an Italian automotive joint venture to Collins & Aikman. Textron also sold its Automotive Trim business to Collins & Aikman in the fourth quarter of 2001 and recorded an adjustment to the gain in the second quarter of 2002 as a result of transactions associated with the divestiture.

(e) With the implementation of SFAS No. 142, "Goodwill and Other Intangible Assets," Textron recorded a $488 million after-tax transitional goodwill impairment charge comprised of $385 million in the Industrial segment, $88 million in the Fastening Systems segment and $15 million in the Finance segment. As required by the SFAS No. 142, these charges were recorded retroactively to the beginning of fiscal year 2002 as a cumulative effect of a change in accounting principle.

The following table sets forth Textron's balance sheet data as of June 28, 2003 and December 28, 2002.

                                                              JUNE 28,   DECEMBER 28,
                                                                2003         2002
                                                              --------   ------------
                                                                   (IN MILLIONS)
                                                                    (UNAUDITED)
ASSETS
Cash and cash equivalents...................................  $   325      $   286
Accounts receivable, net....................................    1,385        1,180
Inventories.................................................    1,626        1,611
Other current assets........................................      578          810
Net property................................................    1,961        1,981
Other assets................................................    3,050        2,983
Textron Finance assets......................................    7,001        6,654
                                                              -------      -------
  Total assets..............................................  $15,926      $15,505
                                                              =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Obligated mandatorily redeemable preferred securities(a)....  $   485      $    --
Current portion of long-term debt and short-term debt.......       27           25
Other current liabilities...................................    2,126        2,214
Other liabilities...........................................    2,042        2,055
Long-term debt..............................................    1,746        1,686
Textron Finance liabilities.................................    5,930        5,607
                                                              -------      -------
  Total liabilities.........................................   12,356       11,587
Obligated mandatorily redeemable preferred securities(a)....       27          512
Total shareholders' equity..................................    3,543        3,406
                                                              -------      -------
  Total liabilities and shareholders' equity................  $15,926      $15,505
                                                              =======      =======

---------------
(a) On July 17, 2003, the preferred securities were redeemed as described under "Use of Proceeds" below at a redemption price equal to the aggregate liquidation amount of $500 million plus accrued and unpaid distributions up to the redemption date. Upon the redemption, approximately $15 million in unamortized issuance cost was written off in the third quarter of 2003. As of June 28, 2003, the redemption liability was reclassified to current liabilities to reflect the call for redemption. The redemption was financed using commercial paper under Textron's existing programs.

RECENT DEVELOPMENTS

Consistent with our strategy to divest non-core assets, Textron Financial Corporation, our subsidiary, announced on June 27, 2003 that it sold certain loans in its Franchise Finance portfolio to GE Franchise Finance. The sale includes approximately $93 million in loans. Textron Financial's Franchise division provides loans to multi-unit operators of restaurant and convenience store concepts.

Also, as part of this strategy, we announced on July 8, 2003 that we agreed to sell our OmniQuip business unit to JLG Industries, Inc. for $100 million. OmniQuip is a manufacturer of telescopic material handlers for the light construction industry. The OmniQuip products sold to JLG, which are marketed under the SkyTrak and Lull brand names, generated 2002 revenues of approximately $217 million. The transaction is subject to customary closing conditions. In connection with this agreement, we recorded an after-tax goodwill and other intangible assets impairment charge of $24 million in the second quarter of 2003.

                        RATIO OF INCOME TO FIXED CHARGES

The following table sets forth our unaudited ratios of income to fixed charges for the periods indicated.

                                        THREE MONTHS ENDED
                                       ---------------------              YEAR ENDED
                                       MARCH 29,   MARCH 30,   --------------------------------
                                         2003        2002      2002   2001   2000   1999   1998
                                       ---------   ---------   ----   ----   ----   ----   ----
Textron Inc., including all majority-
  owned subsidiaries(1)..............    2.14        1.91      2.19   1.77   2.07   4.37   3.12
Textron Manufacturing(2).............    3.82        3.48      3.07   2.02   3.21   9.44   4.59

---------------
(1) For the purpose of calculating the ratio of income to fixed charges for Textron Inc., including all majority-owned subsidiaries, "fixed charges" includes interest expense, distributions on preferred securities of subsidiary trusts, net of income taxes, and one-third of rental expenses (which is deemed representative of the interest factor in rental expense), including interest and rental expense of Textron Finance. "Income" consists of income from continuing operations before income taxes and fixed charges, adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.

(2) Textron Manufacturing consists of Textron Inc., the parent company, together with the entities through which we operate in the Bell, Cessna, Fastening Systems and Industrial business segments. For the purpose of calculating the ratio of income to fixed charges for Textron Manufacturing, "fixed charges" includes interest expense, distributions on preferred securities of subsidiary trusts, net of income taxes, and one-third of rental expenses (which is deemed representative of the interest factor in rental expense), excluding interest and rental expense of Textron Finance. "Income" of Textron Manufacturing consists of income from continuing operations before income taxes, excluding the equity in undistributed pre-tax income of Textron Finance, and fixed charges, adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.

                                USE OF PROCEEDS

We expect to use all of the net proceeds from the sale of the notes for general corporate purposes, including the repayment of commercial paper under existing programs. On July 17, 2003, we redeemed our 7.92% junior subordinated deferrable interest debentures due 2045, funding the redemption with commercial paper. The debentures were held by our wholly owned trust, and the proceeds from their redemption were used to redeem the trust's 7.92% trust preferred securities.

                            DESCRIPTION OF THE NOTES

GENERAL

The notes are a series of "senior debt securities" described in the accompanying prospectus. The notes will mature on August 1, 2010. The notes will not be subject to any optional or mandatory sinking fund. Reference should be made to the accompanying prospectus for a detailed summary of additional provisions of the notes and of the indenture dated as of September 10, 1999 between Textron and The Bank of New York, as trustee, under which the notes will be issued.

We expect that the notes initially will be represented by one or more global notes deposited with The Depository Trust Company, or DTC, or its subcustodian, and registered in the name of the nominee of DTC. The notes will be available for purchase in minimum denominations of $1,000 and whole multiples of $1,000, in registered book-entry form only, except as set forth below under the caption "Book-Entry System."

The notes are direct, unsecured obligations of Textron Inc. exclusively. Since a significant part of Textron's operations is conducted through subsidiaries, a significant portion of Textron's cash flow and, consequently, its ability to service debt, including the notes, is dependent upon the earnings of its subsidiaries and the transfer of funds by those subsidiaries to Textron, in the form of dividends or other transfers, supplemented with borrowings.

Financing for Textron and its subsidiaries is conducted through two borrowing groups, Textron Manufacturing and Textron Finance. Textron Finance finances its operations by borrowing from its own group of external creditors. Lending agreements of Textron Finance restrict the amount of Textron Finance net assets available for cash dividends and other payments to Textron Inc. In addition, under a support agreement, Textron Inc. has agreed to make payments to Textron Finance, if necessary, to cause Textron Finance to maintain certain minimum levels of financial performance. No payments from Textron Inc. to Textron Finance have ever been necessary to meet these levels.

Creditors of Textron's subsidiaries would be entitled to a claim on the assets of such subsidiaries prior to any claims by Textron. Consequently, in the event of a liquidation or reorganization of any subsidiary, creditors of the subsidiary are likely to be paid in full before any distribution is made to Textron, except to the extent that Textron itself is recognized as a creditor of such subsidiary. Any claims of Textron as the creditor of its subsidiary would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Textron.

As of June 28, 2003, the subsidiaries of Textron had an aggregate of $5.2 billion of outstanding indebtedness and $3.9 billion of other obligations.

PAYMENT OF INTEREST

The interest on the notes will be 4 1/2% per year. Textron will pay interest in arrears on February 1 and August 1 of each year, beginning February 1, 2004. Interest on the notes will accrue from July 25, 2003. Textron will pay interest to the persons in whose names the notes are registered at the close of business on the preceding January 15 or July 15. Textron will pay interest computed on the basis of a 360-day year consisting of twelve 30-day months.

REDEMPTION AT OUR OPTION

Textron may redeem the notes at its option, in whole or in part at any time, at a redemption price equal to the greater of:

- 100% of the principal amount of notes to be redeemed and

- as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal of such notes and interest on such notes that would be due after the redemption date but for such redemption (not including any portion of such interest payments accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 20 basis points,

plus, in either of the above cases, accrued and unpaid interest on such notes up to, but not including, the redemption date. Certain terms used in this description of Textron's option to redeem the notes are defined below under this section.

Textron will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. We understand that under DTC's current practice, if Textron elects to redeem less than all of the notes, DTC would determine by lot the notes to be redeemed. If at the time of a partial redemption, individual notes have been issued in definitive form, the trustee will select in a fair and appropriate manner the notes to be redeemed.

Unless Textron defaults in payment of the redemption price and accrued and unpaid interest on the notes, on and after the redemption date, interest will stop accruing on the notes or portions of the notes called for redemption.

For purposes of this section "Redemption at Our Option," the following terms have the following meanings:

"Adjusted Treasury Rate" means, with respect to the redemption of notes on a redemption date, the annual rate equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means, with respect to the redemption of notes on a redemption date, the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

"Comparable Treasury Price" means, with respect to the redemption of notes on a redemption date:

- the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or

- if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

"Primary Treasury Dealer" means a primary U.S. Government securities dealer in New York City.

"Quotation Agent" means the Reference Treasury Dealer appointed by us.

"Reference Treasury Dealer" means each of (a) J.P. Morgan Securities Inc., UBS Securities LLC and their successors; provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, we shall substitute another Primary Treasury Dealer and (b) any other Primary Treasury Dealers selected by us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and the redemption of notes on a redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) which such Reference Treasury Dealer quotes in writing to the trustee at 5:00 p.m., New York City time, on the third business day before such redemption date.

FURTHER ISSUES

We are offering initially $250,000,000 aggregate principal amount of notes by this prospectus supplement. We may create and issue additional notes of the same series and with the same terms and conditions as the notes offered by this prospectus supplement (or the same terms and conditions except for the payment of interest accruing prior to the issue date of the additional notes or except for the first payment of interest following the issue date of the additional notes). We can take any of these actions without giving you advance notice or seeking your consent.

BOOK-ENTRY SYSTEM

We expect that the notes initially will be represented by one or more global notes deposited with DTC and registered in the name of the nominee of DTC. Except as set forth below, the notes will be available for purchase in registered book-entry form only. Book-entry form means that unless certificated notes are issued under the limited circumstances described below, no beneficial owner of a note will be entitled to receive a definitive certificate representing a note. So long as DTC or any successor depositary or its nominee is the registered holder of the global notes, the depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the notes for all purposes of the indenture.

DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between participating organizations through electronic book-entry changes in accounts of its participating organizations, which eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations (including the underwriters). Indirect access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Beneficial owners of the notes that are not participants or indirect participants who desire to purchase, sell or otherwise transfer ownership of, or other interest in, the notes may do so only through participants and indirect participants.

Payments with respect to the global notes will be made by a paying agent appointed by us to DTC or any successor depositary, or its nominee. Textron expects that any such depositary, or its nominee, upon receipt of any payment of principal of or of interest on the global notes will credit the accounts of its participants with payments in amounts proportionate to such participants' ownership interest in the global notes. Beneficial owners of the notes, directly or indirectly, will receive distributions of principal and interest in proportion to their beneficial ownership through the participants. Consequently, any payments to beneficial owners of the notes will be subject to the terms, conditions and time of payment required by the depositary, the participants and indirect participants, as applicable.

Textron expects that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants and indirect participants. Neither Textron, the trustee for the notes, any paying agent nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among participants on whose behalf it acts with respect to the notes and is required to receive and transmit distributions of principal and interest on the notes. Participants and indirect participants with which beneficial owners of the notes have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the notes. Accordingly, although beneficial owners of the notes will not possess certificated notes, we expect that beneficial owners should receive payments and should be able to transfer their interests.

Since it is anticipated that the only holder of the notes will be the depositary or its nominee, beneficial owners of the notes will not be recognized as holders of the notes under the indenture unless certificated definitive notes are issued. So long as the notes are represented by the global notes, beneficial owners of the notes will only be permitted to exercise the rights of holders of the notes indirectly through the participants who in turn will exercise such rights through the depositary.

If the depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Textron within 90 days, Textron will issue notes in definitive form in exchange for the global notes representing the notes. In addition, Textron may at any time and in its sole discretion determine not to have the notes represented by the global notes and, in such event, will issue notes in definitive form in exchange for the global notes representing the notes. Furthermore, if Textron so specifies with respect to the notes, an owner of a beneficial interest in the global notes representing notes may, on terms acceptable to Textron, the trustee and the depositary, receive notes in definitive form of such series in exchange for such beneficial interests.

SAME-DAY SETTLEMENT AND PAYMENT

Settlement for the notes will be made by the underwriters in immediately available funds. So long as the notes are represented by the global notes, all payments of principal and interest will be made by Textron in immediately available funds.

So long as the notes are represented by the global notes, the notes will trade in DTC's same-day funds settlement system until maturity, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated July 22, 2003, each of the underwriters has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of notes set forth opposite the name of each underwriter:
--------------------------------------------------------------------------------

                                                               PRINCIPAL AMOUNT
UNDERWRITERS                                                       OF NOTES
-------------------------------------------------------------------------------
J.P. Morgan Securities Inc. ................................     $ 87,500,000
UBS Securities LLC..........................................       87,500,000
Barclays Capital Inc........................................       25,000,000
Deutsche Bank Securities Inc. ..............................       25,000,000
SG Cowen Securities Corporation.............................       25,000,000
                                                                 ------------
     Total..................................................     $250,000,000
-------------------------------------------------------------------------------

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then they are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 0.375% of the principal amount of the notes. The underwriters may allow, and any such dealer may reallow, a concession not in excess of 0.250% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Our expenses associated with this offering, to be paid by us, are estimated to be $250,000.

J.P. Morgan Securities Inc. and UBS Securities LLC, the joint book-running managers, will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between the joint book-running managers and their respective customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from the joint book-running managers based on transactions the joint book-running managers conduct through the system. The joint book-running managers will make the notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective businesses, certain of the underwriters or their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. In particular, affiliates of the underwriters are lenders under our primary credit facility.

                                 LEGAL MATTERS

The validity of the notes offered hereby and certain matters relating thereto will be passed upon on behalf of Textron by Michael D. Cahn, Senior Associate General Counsel -- Securities and Assistant Secretary of Textron, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Mr. Cahn is a full-time employee of Textron and owns, and holds options to purchase, shares of Textron's common stock.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended December 28, 2002, as set forth in their report, which is incorporated by reference in this prospectus supplement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

Textron Inc. files annual, quarterly and current reports with the Securities and Exchange Commission (SEC). You may obtain any document we file with the SEC at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also accessible through the Internet at http://www.sec.gov.

The SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the information in documents we file with it, which means that we can disclose important information by referring to another document filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

- Textron Inc.'s Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (filing date of February 27, 2003), as amended by Amendment No. 1 to Textron Inc.'s Annual Report on Form 10-K (filing date of March 10, 2003)

- Textron Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2003 (filing date of May 6, 2003).

You may request a copy of these filings at no cost. Requests should be directed to Textron Inc., Communications and Investor Relations Department, 40 Westminster Street, Providence, Rhode Island 02903, (401) 421-2800.

PROSPECTUS

                                 $2,000,000,000

                                  TEXTRON INC.
             COMMON STOCK, PREFERRED STOCK, SENIOR DEBT SECURITIES,
      SUBORDINATED DEBT SECURITIES AND JUNIOR SUBORDINATED DEBT SECURITIES
                            ------------------------

                               TEXTRON CAPITAL II
                               TEXTRON CAPITAL III
 PREFERRED SECURITIES GUARANTEED TO THE EXTENT DESCRIBED IN THIS PROSPECTUS BY

                                  TEXTRON INC.
                            ------------------------

     Textron Inc. may periodically sell the following securities to the public:

        - common stock;

        - preferred stock; and

        - debt securities, including any of senior debt securities, subordinated debt securities and junior subordinated debt securities.

     Textron Capital II and Textron Capital III, each a Delaware statutory business trust, may periodically sell trust preferred securities to the public. Trust preferred securities are preferred securities which represent undivided beneficial interests in the assets of the respective business trust. Textron Inc. guarantees the payment of periodic cash distributions and payments on liquidation, redemption or otherwise of the trust preferred securities on a subordinated basis to the extent described in this prospectus. Textron Inc.'s obligations to guarantee the trust preferred securities rank equally with its obligations under its senior most preferred stock. Textron Inc. may periodically sell junior subordinated debt securities in one or more series to Textron Capital II or Textron Capital III, a trustee of either such trust or to the public.

     Specific terms of the preferred stock, debt securities and trust preferred securities will be set forth in a prospectus supplement with respect to the specific type or types of securities then being offered.

     The securities described in this prospectus may be offered in amounts, at prices and on terms to be determined at the time of the offering. However, the aggregate initial public offering price of all such securities will not exceed $2,000,000,000 or its equivalent, based on the applicable exchange rate at the time of sale, if debt securities are issued with principal amounts denominated in one or more foreign currencies or currency units as designated by us.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We urge you to carefully read this prospectus and the accompanying prospectus supplement, which will describe the specific terms of the common stock, the preferred stock, the debt securities or the trust preferred securities being offered, before you make your investment decision.

     This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

                 The date of this prospectus is August 11, 1999

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus or the accompanying prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus and accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus and prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstance in which such offer or solicitation is unlawful. Neither the delivery of this prospectus or the prospectus supplement, nor any sale made under this prospectus or accompanying prospectus supplement shall, under any circumstances, create any implication that there has been no change in the affairs of Textron since the date of this prospectus or prospectus supplement or that the information contained or incorporated by reference in this prospectus or accompanying prospectus supplement is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

About this Prospectus.....................................................    3
Textron...................................................................    3
Textron Trusts............................................................    3
Use of Proceeds...........................................................    4
Description of Textron Capital Stock......................................    4
Description of Debt Securities............................................    7
Description of Trust Preferred Securities.................................   14
Description of Trust Guarantees...........................................   15
Plan of Distribution......................................................   17
Legal Opinions............................................................   18
Experts...................................................................   18
Where You Can Find More Information.......................................   18

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one of more offerings up to an aggregate total initial public offering price of $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                                    TEXTRON

     Textron Inc. is a global, multi-industry company with operations in four business segments -- Aircraft, Automotive, Industrial and Finance. Our products include commercial and military helicopters, light and mid-size business jets, plastic fuel tanks, automotive trim products, golf cars and utility vehicles, turf-care equipment, industrial pumps and gears, engineered fastening systems and solutions and other industrial products. We also are a leading commercial finance company for select markets.

     We are incorporated under the laws of Delaware. Our principal executive offices are located at 40 Westminster Street, Providence, Rhode Island 02903 and our telephone number is (401) 421-2800.

                                 TEXTRON TRUSTS

     Each of the Textron Capital II and Textron Capital III (collectively, the "Textron Trusts") is a statutory business trust formed under Delaware law. Each of the Textron Trusts exists only for the purpose of:

     - issuing trust preferred securities and trust common securities representing undivided beneficial interests in the assets of the respective trust; and

     - investing the proceeds from the sale of those securities in junior subordinated debt securities issued by Textron.

     If the trusts issue preferred securities, they will also issue common securities. All of the trust common securities will be owned by us. We will acquire the trust common securities in an aggregate amount equal to at least 3% of the total capital of each Textron Trust. The trust common securities will rank equally, and payments on the trust common securities will be made pro rata, with the trust preferred securities. However, upon an event of default, the rights of the holders of the trust common securities to any payment will be subordinated to the rights of the holders of the trust preferred securities.

     Each Textron Trust has a term of approximately 55 years but may terminate earlier, as provided in the document creating the trust which is called a Declaration. The business of each trust will be conducted by the trustees appointed by us as the holder of all the trust common securities. The duties and obligations of the trustees will be governed by the Declaration. Each trust will have two trustees who are employees or officers of or who are affiliated with us and one institutional trustee which is a financial institution that is not affiliated with us. The institutional trustee will have aggregate capital, surplus, and undivided profits of not less than $50,000,000. The institutional trustee will act as property trustee and as indenture trustee for the purposes of compliance with the provisions of Trust Indenture Act of 1939, as amended.

     Each trust must also have one trustee that has a principal place of business or resides in the State of Delaware. The Delaware trustee for each of the Textron Trusts is The Bank of New York (Delaware) whose address is White Clay Center, Route 273, Newark, Delaware, 19711, Attention: Corporate Trust Administration. The address for each Textron Trust is c/o Textron, Sponsor of the Textron Trusts, at our corporate headquarters located at 40 Westminster Street, Providence, Rhode Island 02903, telephone (401) 421-2800.

     We will pay all fees and expenses related to the Textron Trusts and the offering of securities by the trusts.

                                USE OF PROCEEDS

     We expect to use all of the net proceeds from the sale of the securities described in this prospectus for general corporate purposes including, but not limited to, any of the following: capital expenditures, investments in subsidiaries, working capital, repurchases of outstanding common shares, acquisitions and other business opportunities. The proceeds from the sale by Textron Capital II and Textron Capital III of their trust preferred securities and trust common securities will be invested in our junior subordinated debt securities.

                      DESCRIPTION OF TEXTRON CAPITAL STOCK

     We have authority to issue up to 515,000,000 shares of capital stock of which 15,000,000 shares may be designated as Textron preferred stock, no par value, and 500,000,000 shares may be designated as Textron common stock, $.125 par value. On July 31, 1999, there were 248,919 shares of Textron preferred stock outstanding and 150,180,097 shares of Textron common stock outstanding.

COMMON STOCK

     Voting rights. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by stockholders.

     Dividends. The holders of common stock, after any preferences of holders of any preferred stock, are entitled to receive dividends as determined by our board of directors.

     Liquidation and dissolution. If we are liquidated or dissolved, the holders of the common stock will be entitled to share in our assets available for distribution to stockholders in proportion to the amount of common stock they own. The amount available for distribution to common stockholders is calculated after payment of all liabilities and after holders of preferred stock receive their preferential share of our assets.

     Other terms.  Holders of the common stock have no right to:

     - convert the stock into any other security;

     - have the stock redeemed; or

     - purchase additional stock or to maintain their proportionate ownership interest.

     The common stock does not have cumulative voting rights.

     Directors' liability. Our restated certificate of incorporation provides that no member of the board of directors will be personally liable to Textron or its stockholders for monetary damages for breaches of their fiduciary duties as a director, except for liability:

     - for any breach of the director's legal duty to act in the best interests of Textron and its stockholders;

     - for acts or omissions by the director in bad faith or which involve intentional misconduct or an intentional violation of the law;

     - for declaring dividends or authorizing the purchase or redemption of shares in violation of Delaware law; or

     - for transactions where the director derived an improper personal benefit.

     Our by-laws require us to indemnify directors and officers to the fullest extent permitted by Delaware law.

     Transfer agent and registrar. First Chicago Trust Company of New York is transfer agent and registrar for the common stock.

     Stockholder rights plan. Under Delaware law, a corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes. We have entered into a rights agreement which provides for the creation and issuance of preferred stock purchase rights. The terms of our rights agreement are complex and not easily summarized. The summary that follows may not contain all of the information that is important to you. You should carefully read our rights agreement, which is incorporated into this prospectus by reference in its entirety.

     Currently, each outstanding share of our common stock has attached to it one-half of a preferred stock purchase right. One preferred stock purchase right entitles the holder to buy one one-hundredths of a share of a series of preferred stock. The purchase price per one one-hundredths of a share of preferred stock is $250, but this purchase price may be adjusted in some circumstances.

     The preferred stock purchase rights are exercisable only in some circumstances in which a person or group acquires or offers to acquire beneficial ownership of 15% or more of our common stock. Generally:

     - if a person or group acquires or has the right to acquire more than 15% of our common stock, then each preferred stock purchase right will entitle the holder to purchase a number of shares of our common stock with a then current market value equal to twice the purchase price, unless this amount is adjusted. The holder of a preferred stock purchase right will not be entitled to exercise this right in connection with some transactions which our board of directors determines to be at a fair price and in the best interests of Textron; and

     - each preferred stock purchase right will entitle the holder to purchase a number of shares of the acquiror's common stock having a then current market value equal to twice the purchase price, unless this amount is adjusted, if we:

        -- merge into another entity;

        -- another entity merges into us; or

        -- sell more than 50% of our assets or earning power.

     Any rights that are or were owned by an acquiror of more than 15% of our outstanding common stock will be null and void.

     The rights will expire on September 27, 2005, unless earlier redeemed by us. At its option, our board of directors may redeem all the outstanding rights at a price of $.05 per right prior to ten days following the time that an acquiror obtains 15% or more of our outstanding common stock.

     The rights may have anti-takeover effects and may cause substantial dilution to a person or group that attempts to acquire Textron. The rights, however, should not affect any potential acquiror willing to make an offer at a price that is fair and in the best interest of Textron and our stockholders.

     In addition, the following provisions in our restated certificate of incorporation, by-laws and Delaware law may have anti-takeover effects.

     Classified Board of Directors. Our restated certificate of incorporation divides our board of directors into three classes. Each class is to consist as nearly as possible of one-third of the directors. Each director serves for a term of three years and until his or her successor is elected and qualified. The number of directors of Textron will be fixed from time to time by our board of directors.

     Removal of Directors by Stockholders. Delaware law and our by-laws provide that members of a classified board of directors may only be removed for cause by a vote of the holders of a majority of the outstanding shares entitled to vote on the election of directors.

     Stockholder nomination of directors. Our by-laws provide that a stockholder must notify us in writing of any stockholder nomination of a director at least 90 but not more than 120 days prior to the date of the annual meeting for the election of directors. However, if the date for the annual meeting is not within 30 days of the anniversary of the immediately preceding year's annual meeting, or if a stockholder wishes to make a nomination at a special meeting held instead of an annual meeting, the notice must be received by us no later than ten days after the date notice of the meeting is mailed or the date the meeting date is publicly disclosed, whichever occurs first.

     No action by written consent. Our restated certificate of incorporation provides that our stockholders may act only at duly called meetings of stockholders and by unanimous written consent.

     10% Stockholder Provision. Under our restated certificate of incorporation, the holders of at least two-thirds of the outstanding shares of our voting stock must approve transactions between a 10% stockholder and Textron or any of our subsidiaries. The vote of two-thirds of the outstanding shares of our voting stock is required unless:

     - a majority of disinterested directors who were directors before the 10% stockholder became a 10% stockholder approve the transaction; or

     - the form and value of the consideration to be received by our stockholders is fair in relation to the price paid by the 10% stockholder in connection with his or her prior acquisition of our stock.

     Under Delaware law, a vote of the holders of at least two-thirds of the outstanding shares of our voting stock is required to amend or repeal this provision of our restated certificate of incorporation.

     The terms of our restated certificate of incorporation and by-laws outlined above are complex and not easily summarized. The above summary may not contain all of the information that is important to you. Accordingly, you should carefully read our restated certificate of incorporation and by-laws, which are incorporated into this prospectus by reference in their entirety.

     Delaware Business Combination Statute. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation's outstanding voting stock. A 15% stockholder is referred to as an "interested stockholder." Section 203 restricts these transactions for a period of three years from the date the stockholder acquired 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by our board of directors and the holders of at least two-thirds of our outstanding voting stock, Section 203 prohibits significant business transactions such as:

     - a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the 15% stockholder; or

     - any other transaction that would increase the 15% stockholder's proportionate ownership of any class or series of our capital stock.

     The shares held by the 15% stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

     The prohibition against these transactions does not apply if:

     - prior to the time that any stockholder became a 15% stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock; or

     - the 15% stockholder owns at least 85% of the outstanding voting stock of the corporation as a result of the transaction in which such stockholder acquired 15% or more of our outstanding voting stock.

     Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

PREFERRED STOCK

     We are authorized to issue 15,000,000 shares of preferred stock. As of July 31, 1999, 248,919 shares of preferred stock were outstanding. Our board of directors may issue shares of preferred stock, without shareholder approval, and may determine their terms, including the following:

     - the designation of the series of preferred stock and the number of shares which will constitute such series;

     - the public offering price;

     - any discount paid to, or received by, any underwriters;

     - the voting powers, if any;

     - the dividend rate of such series and any preferences in relation to the dividends payable on any other class or series of our capital stock and any limitations or conditions on the payment of dividends;

     - the redemption price and terms of redemption, if redeemable;

     - the amount payable upon our liquidation, dissolution or winding up;

     - the amount of a sinking fund, if any;

     - conversion rights, if any, including the conversion price or rate of exchange and the adjustment, if any, to be made to the conversion price or rate of exchange;

     - any other designation, preferences and relative, participating, optional or other special rights; and

     - any other qualifications, limitations or restrictions relating to the preferred stock.

     Our board of directors may delegate the power to determine the terms listed above to the finance committee of our board of directors. The terms of the preferred stock, as determined by our board of directors or finance committee will be described in the accompanying prospectus supplement.

     In addition to the terms set by our board of directors or finance committee, Delaware law provides that the holders of preferred stock have the right to vote separately as a class on any proposal involving a fundamental change in the rights of holders of such preferred stock.

                         DESCRIPTION OF DEBT SECURITIES

     The following is a general description of the debt securities which may be issued from time to time by us. The particular terms relating to each debt security will be set forth in a prospectus supplement.

     The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt. The junior subordinated securities will have a junior position to all of our senior debt and all of our other subordinated debt.

     Since a significant part of our operations are conducted through subsidiaries, a significant portion of our cash flow, and consequently, our ability to service debt, including the debt securities, is dependent upon the earnings of our subsidiaries and the transfer of funds by those subsidiaries to us in the form of dividends or other transfers, supplemented with borrowings.

     Some of our operating subsidiaries may finance their operations by borrowing from external creditors. Lending agreements between some of the operating subsidiaries and external creditors may restrict the amount of net assets available for cash dividends and other payments to us.

     In addition, holders of the debt securities will have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders, except to the extent that we are recognized as a creditor of our subsidiary.

Any claims of Textron as the creditor of its subsidiary would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

     Each series of the debt securities will be issued under an indenture between Textron and The Bank of New York, as trustee.

     We have summarized below the material provisions of the indenture. The indenture is filed as an exhibit to the registration statement and is incorporated into this prospectus by reference. You should read the indenture for provisions that may be important to you. In the summary, we have included references to section numbers of the indenture so that you can easily locate these provisions.

TERMS APPLICABLE TO SENIOR DEBT SECURITIES, SUBORDINATED DEBT SECURITIES AND JUNIOR SUBORDINATED DEBT SECURITIES

     No limit on debt amounts. The indenture does not limit the amount of debt which can be issued under the indenture. That amount is set from time to time by our board of directors. (sec.3.1)

     Prospectus Supplements. The prospectus supplements will contain the specific terms for the debt securities including some or all of the following:

     - title of the securities;

     - offering price;

     - any limit on the amount that may be issued;

     - whether or not the debt securities will be issued in global form and who the depository will be;

     - maturity date(s);

     - interest rate or the method of computing the interest rate;

     - dates on which interest will accrue, or how the dates will be determined, the interest payment dates and any related record dates;

     - place(s) where payments will be made;

     - terms and conditions on which the debt securities may be redeemed at the option of Textron;

     - date(s), if any, on which, and the price(s) at which Textron is obligated to redeem, or at the holder's option to purchase, the debt securities and related terms and provisions;

     - any provisions granting special rights to holders when a specified event occurs;

     - details of any required sinking fund payments;

     - any changes to or additional events of default or covenants;

     - any special tax implications of the debt securities;

     - subordination terms of any subordinated debt securities;

     - terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other debt securities, including provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option; and

     - any other terms that are not be inconsistent with the indenture.

     Covenants.  Under the indenture, we will:

     - pay the principal, interest and any premium on the debt securities when due (sec.10.1); and

     - maintain a place of payment (sec.10.2).

     Consolidation, Merger and Sale of Assets. The indenture provides that we will not consolidate with or merge into any other corporation or transfer our assets substantially as an entirety unless:

     - the successor is a corporation organized in the United States and expressly assumes the due and punctual payment of the principal and interest on all debt securities issued under the indenture and the performance of every other covenant of the indenture; and

     - immediately after we consolidate or merge, no event of default and no event which, after notice or lapse of time, or both, would become an event of default, shall have happened and be continuing. (sec.8.1)

     Upon any such consolidation, merger or transfer, the successor corporation shall be substituted for Textron under the indenture and Textron shall be relieved of all obligations and covenants under the indenture and the debt securities. (sec.8.2)

     Events of default. The indenture provides that the following are events of default:

     - we fail to pay the principal, any premium or any sinking fund payment when due;

     - we fail to pay interest within 30 days of the due date;

     - we fail to observe or perform any other covenant contained in the debt security or indenture and such failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series; and

     - certain events of bankruptcy or insolvency, whether voluntary or not. (sec.5.1).

     An event of default with respect to one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

     The applicable trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except in the payment of principal, premium or interest) if it considers such withholding to be in the interests of such holders. (sec.6.2)

     If an event of default with respect to any series of debt securities shall have occurred and be continuing, the trustee or the holders of 25% in aggregate principal amount of the debt securities of such series may declare the principal of all the debt securities of such series, or in the case of discounted debt securities, such portion of the discounted debt securities as may be described in the prospectus supplement, to be immediately due and payable. (sec.5.2)

     The indenture contains a provision entitling the trustee to be indemnified by the holders before proceeding to exercise any right or power at the request of any of the holders. (sec.6.3) The indenture provides that the holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or with respect to the debt securities. (sec.5.12) The right of a holder to institute a proceeding with respect to the indenture is subject to certain conditions, including giving notice and indemnity to the trustee. However, the holder has an absolute right to receipt of principal, premium, if any, and interest at the stated maturities (or, in the case of redemption, on the redemption date) or to institute suit for the enforcement of such payment. (sec.sec.5.7 and 5.8)

     The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past defaults except:

     - a default in payment of the principal, premium or interest; and

     - a default in respect of a covenant or provision of the indenture which cannot be amended or modified without the consent of the holder of each debt security affected. However, if junior subordinated debt securities of such series are held by a Textron Trust or a trustee of such trust, a waiver shall not be effective until the holders of a majority in liquidation preference of trust securities of the applicable Textron Trust shall have consented to such waiver. In addition, if the consent of the holder of each outstanding junior subordinated debt security is required, the waiver shall not be effective until each holder of the trust securities of the applicable Textron Trust shall have consented to such waiver. (sec.5.13)

     We will periodically file statements with the trustees regarding our compliance with covenants in the indenture. (sec.10.6)

     Modifications and Amendments. Subject to the qualifications set forth below, modifications and amendments to the indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of each series of the outstanding debt securities effected by the modifications and amendments (sec.9.1). The following changes can only be made with the consent of each affected holder:

     - a change in the terms of payment of principal, premium, or interest; and

     - a reduction in the percentage of holders necessary to amend the indenture or waive any default. (sec.9.2)

     In addition, if junior subordinated debt securities are held by a Textron Trust or a trustee of such trust:

     - if a modification requiring a majority of the holders of the outstanding junior subordinated debt is required, the modification shall not be effective until the holders of a majority in the liquidation amount of trust securities shall have consented to the waiver; and

     - if a modification requires the consent of each holder of junior subordinated debt securities, the modification shall not be effective until each holder of the trust securities shall have consented to the waiver. (sec.9.2)

     Satisfaction and Discharge. Except for junior subordinated debt securities issued to a Textron Trust and unless otherwise specified in the prospectus supplement, we can satisfy our obligations under outstanding debt securities and need not comply with most of the covenants in the indenture if we deposit with the trustee funds sufficient to pay all amounts owed in the future and obtain an opinion of counsel that the deposit itself will not cause the holders of debt securities to recognize gain or loss for income tax purposes. (sec.4.2)

     Upon our request, the indenture will no longer be effective for almost all purposes if either:

     - all outstanding securities have been delivered to the trustee for cancellation; or

     - the only securities which are still outstanding have, or within one year will, become due and payable or are to be called for redemption, and we have deposited with the trustee funds which are sufficient to make all future payments. (sec.4.1)

     Concerning the Debt Trustees. The trustee has extended substantial credit facilities to Textron. Textron and certain of its subsidiaries and affiliates may also maintain bank accounts, borrow money and have other customary banking or investment banking relationships with the trustee in the ordinary course of business.

     Form, exchange, transfer. Unless otherwise specified in the prospectus supplement, debt securities will be issued in registered form without coupons. They may also be issued in global form with accompanying book-entry procedures as outlined below.

     A holder of debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and with the same terms and aggregate principal amount. They are transferrable at the office or agency of Textron in a place of payment designated for that purpose. No charge will be made for any such exchange or transfer except for any tax or governmental charge related to such exchange or transfer. (sec.3.5)

     Global Securities. The indenture provides that the registered debt securities may be issued in the form of one or more fully registered global securities that will be deposited with and registered in the name of a depositary or with a nominee for a depositary identified in the prospectus supplement. (sec.3.1)

     The specific terms of the depositary arrangement with respect to any debt securities to be represented by a registered global security will be described in the prospectus supplement.

     Ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security ("participants") or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the principal amounts of the debt securities represented by the registered global security beneficially owned by such participants. Ownership of beneficial interests in such registered global security will be shown on, and the transfer of such ownership interests will be effected, only through records maintained by the depositary for such registered global security or on the records of participants for interests of persons holding through participants.

     So long as the depositary for a registered global security, or its nominee, is the registered owner of a registered global security, the depositary or the nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes. Except as set forth below, owners of beneficial interests in a registered global security will not:

     - be entitled to have the debt securities represented by such registered global security registered in their names;

     - receive or be entitled to receive physical delivery of such debt securities in definitive forms; and

     - be considered the owners or holders of the debt securities.

     Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for such registered global security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable indenture. We understand that under existing industry practices, if we request any action of holders, or if an owner of a beneficial interest in a registered global security desires to take any action which a holder is entitled to take under the applicable indenture, the depositary would authorize the participants holding the relevant beneficial interests to take such action, and such participants would authorize beneficial owners owning through such participants to take such action.

     Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee, as the case may be, as the registered owner of such registered global security. Neither Textron or the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such registered global security.

     We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payment of principal, premium or interest will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such registered global security as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in such a registered global security held by the participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name."

     We may at any time determine not to have any of the debt securities of a series represented by one or more registered global securities and, in such event, will issue debt securities of such series in definitive form in exchange for all of the registered global security or securities representing such debt securities. Any debt securities issued in definitive form in exchange for a registered global security will be registered in such name or names as the depositary shall instruct the relevant trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in such registered global security.

     The debt securities may also be issued in the form of one or more bearer global securities that will be deposited with a common depositary for Euro-clear and Cedel Bank, or with a nominee for such depositary identified in the prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security will be described in the prospectus supplement.

PARTICULAR TERMS OF THE SENIOR DEBT SECURITIES

     Ranking of Senior Debt Securities. The senior debt securities will constitute part of our senior debt and rank equally with all our other unsecured debt, except that it will be senior to our subordinated debt.

     Limitation upon Mortgages. Indenture provisions applicable to senior debt securities prohibit us and our Restricted Subsidiaries, as defined below, from issuing, assuming or guaranteeing any mortgage, security interest, pledge, lien or other encumbrance ("mortgages") upon any Principal Property, as defined below, of Textron or any Restricted Subsidiary, as defined below, or upon any shares of stock or indebtedness of any Restricted Subsidiary without equally and ratably securing the senior debt securities. This restriction, however, will not apply to:

     - mortgages on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

     - mortgages on property existing at the time of acquisition of such property by Textron or a Restricted Subsidiary, or mortgages to secure the payment of all or any part of the purchase price of such property upon the acquisition of such property or to secure indebtedness incurred prior to, at the time of, or within 180 days after, the acquisition of such property for the purpose of financing all or any part of the purchase price thereof, or mortgages to secure the cost of improvements to such acquired property;

     - mortgages to secure indebtedness of a Restricted Subsidiary owing to Textron or another Restricted Subsidiary;

     - mortgages existing at the date of the indenture;

     - mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with Textron or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to Textron or a Restricted Subsidiary;

     - certain mortgages in favor of governmental entities; or

     - extensions, renewals or replacements of any mortgage referred to in the preceding six bullets. (sec.10.4)

     Notwithstanding the restrictions outlined in the preceding paragraph, Textron or any Restricted Subsidiary will be permitted to issue, assume or guarantee any mortgage without equally and ratably securing the senior debt securities, provided that, after giving effect to such mortgage, the aggregate amount of all debt so secured by mortgages (not including permitted mortgages as described above) does not exceed 10% of the stockholders' equity of Textron and its consolidated subsidiaries. (sec.10.4)

     Limitation upon Sale and Leaseback Transactions. Indenture provisions applicable to senior debt securities prohibit Textron and its Restricted Subsidiaries, from entering into any sale and leaseback transaction with respect to any Principal Property other than any such transaction involving a lease for a term of not more than three years or any such transaction between Textron and a Restricted Subsidiary or between Restricted Subsidiaries, unless either:

     - Textron or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on Principal Property at least equal in amount to the Attributable Debt, as defined below, with respect to such sale and leaseback transaction, without equally and ratably securing the senior debt securities; or

     - Textron shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such sale and leaseback transaction to:

        -- the retirement of senior indebtedness that matures more than twelve months after the creation of such senior indebtedness; or

        -- the acquisition, construction, development or improvement of properties, facilities or equipment which are, or upon such acquisition, construction, development, or improvement will be, or will be a part of, a Principal Property. (sec.10.5)

     The term "Attributable Debt" when used in connection with a sale and leaseback transaction referred to above shall mean the total net amount of rent (discounted at the rate per annum borne by the senior debt securities) required to be paid during the remaining term of the applicable lease. (sec.1.1)

     The term "Principal Property" means any manufacturing plant or manufacturing facility which is (i) owned by Textron or any Restricted Subsidiary, (ii) located within the continental United States, and (iii) in the opinion of the Board of Directors materially important to the total business conducted by Textron and the Restricted Subsidiaries taken as a whole. (sec.1.1)

     The term "Restricted Subsidiary" means any Subsidiary (i) substantially all the property of which is located within the continental United States and (ii) which owns any Principal Property; provided that the term "Restricted Subsidiary" shall not include any Subsidiary which is principally engaged in leasing or in financing receivables, or which is principally engaged in financing Textron's operations outside the continental United States. (sec.1.1)

     The term "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Textron or by one or more other Subsidiaries. (sec.1.1)

     Waiver of Certain Covenants. We will not be required to comply with the covenants listed above and certain other restrictive covenants with respect to the senior debt securities if the holders of a majority of the outstanding principal amount waive such compliance. (sec.10.9)

PARTICULAR TERMS OF THE SUBORDINATED DEBT SECURITIES

     Ranking of Subordinated Debt Securities. The subordinated debt securities will rank senior to any junior subordinated debt securities and will be subordinated and junior in right of payment to any senior debt securities and certain other indebtedness of Textron to the extent set forth in the prospectus supplement. (sec.3.1)

PARTICULAR TERMS OF THE JUNIOR SUBORDINATED DEBT SECURITIES

     General. Junior subordinated debt securities are issuable in one or more series pursuant to a resolution of our board of directors or as established in a supplemental indenture.

     Ranking of Junior Subordinated Debt Securities. The junior subordinated debt securities will be subordinated and junior in right of payment to any senior debt securities and subordinated debt securities and certain other indebtedness of Textron to the extent set forth in the prospectus supplement. (sec.14.1)

     Events of Default. In addition to the events of default applicable to all debt securities which are described above on page 11 of this prospectus, if a Textron Trust or a trustee of a Textron Trust holds junior subordinated debt securities, there will be an event of default if the Textron Trust is dissolved or otherwise terminates its existence unless:

     - the junior subordinated debt securities are distributed to holders of beneficial interests in the trust;

     - the trust securities held by the holders of the beneficial interests in the trust are redeemed and fully paid; or

     - the trust is involved in certain mergers or consolidations permitted by the indenture. (sec.5.1)

     Certain Provisions Applicable to Textron Trusts. In the event junior subordinate debt securities are issued to a Textron Trust, they subsequently may be distributed equally to the holders of the securities issued by the trust in connection with the dissolution of a Textron Trust upon the occurrence of certain events described in the prospectus supplement. Only one series of junior subordinated debt securities will be issued to a Textron Trust. If junior subordinated debt securities are issued to a Textron Trust and there is an event of default or we do not make required payments under the related trust guarantee or trust common guarantee (as described below), or we have given notice of an election to defer payments or interest on the junior subordinated debt securities, then:

     - we will not pay any dividend or make any other distribution with respect to our capital stock, except for a stock dividend; and

     - we will not make any payments with respect to any debt securities which rank equal to or junior to the junior subordinated debt securities.

     If junior subordinated debt securities are issued to a Textron Trust, we will promise:

     - that we or a permitted successor will maintain 100% ownership of the trust common securities; and

     - that we will not terminate the trust, and will use our reasonable efforts to cause the trust to remain a statutory business trust and a grantor trust for tax purposes except in connection with the distribution of junior subordinated debt securities to the holders of the trust securities issued by the trust upon certain events or in connection with mergers or consolidations permitted by the trust documents. (sec.10.8)

                   DESCRIPTION OF TRUST PREFERRED SECURITIES

     Each Textron Trust may periodically issue only one series of trust preferred securities having terms described in the prospectus supplement. The Declaration forming the trust will be qualified as an indenture under the Trust Indenture Act. The trust preferred securities will have terms, including distributions, redemption, voting, liquidation rights and such other rights or such restrictions as are set forth in the Declaration or made part of the Declaration by the Trust Indenture Act. The prospectus supplement relating to the trust preferred securities of a Textron Trust will contain specific terms of the trust preferred securities including:

     - the designation of the trust preferred securities;

     - the number of trust preferred securities to be issued;

     - the annual payments to be made with respect to the trust preferred securities, or the method of determining the payments, and the dates when payments will be made;

     - terms relating to any cumulative payments;

     - amounts to be paid upon dissolution or other termination of the trust;

     - the obligation, if any of the trust to redeem or purchase the trust preferred securities and the terms relating to any redemption or purchase;

     - voting rights; and

     - other rights or restrictions of the trust preferred securities.

     All trust preferred securities offered by this prospectus and the related prospectus supplement will be guaranteed by us to the extent set forth below under "Description of Trust Guarantees." Certain United States federal income tax considerations applicable to any offering of trust preferred securities will be described in the prospectus supplement relating to such trust preferred securities.

     In connection with the issuance of trust preferred securities, each Textron Trust will issue one series of trust common securities. The terms of the trust common securities will be substantially identical to the terms of the trust preferred securities issued by such trust. The trust common securities will rank equally with the trust preferred securities. Payments will be made equally to the trust preferred securities and the trust common securities except that, upon an event of default under the Declaration, the rights of the holders of the trust common securities to payments will be subordinated to the rights of the holders of the trust preferred securities. Except in certain limited circumstances, trust common securities will also carry the right to vote and to appoint, or replace any of the trustees. All of the trust common securities will be directly or indirectly owned by Textron.

                        DESCRIPTION OF TRUST GUARANTEES

     Set forth below is a summary of information concerning the trust guarantees that will be executed and delivered by us for the benefit of the holders of trust preferred securities. Each trust guarantee will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as indenture trustee under each trust guarantee.

GENERAL

     To the extent set forth in each trust guarantee and to the extent that the trust has funds available to make the payments, we will irrevocably and unconditionally agree to pay in full to the holders of the trust preferred securities when due, regardless of any defense, right of set-off or counterclaim which the Textron Trust may have or assert, the following payments.

     - any unpaid amounts that are required to be paid on the trust preferred securities;

     - the payment of the redemption price for trust preferred securities called for redemption; and

     - amounts due to holders of trust preferred securities in the event of dissolution or termination of the trust.

     If we do not make interest or other payments on the junior subordinated debt securities held by the trust, there will be no funds available for the trust to make payments to holders of the trust preferred securities, and we will not have to make payments under the trust guarantee. However, the trust guarantee when taken together with our obligations under the junior subordinated debt securities provide a full and unconditional guarantee, on a subordinated basis, by us of payments due on the trust preferred securities.

     We have also agreed to irrevocably and unconditionally guarantee the obligations of each Textron Trust with respect to the trust common securities to the same extent as the trust guarantees of trust preferred securities. However, upon an event of default under the junior subordinated debt securities, holders of trust preferred securities will have priority over holders of trust common securities with respect to distributions and payments on liquidation, redemption or otherwise.

CERTAIN COVENANTS OF TEXTRON

     In each trust guarantee, we will covenant that, so long as any trust preferred securities issued by a Textron Trust remain outstanding, if there shall have occurred any event that would constitute an event of default under the trust guarantee or the Declaration:

     - we will not pay any dividend or make any other distribution with respect to our capital stock, except for a stock dividend; and

     - we will not make any payments with respect to any debt securities which rank equal to or junior to the junior subordinated debt securities.

MODIFICATION OF THE TRUST GUARANTEES; ASSIGNMENT

     Except for changes that do not adversely affect the rights of holders of trust preferred securities, each trust guarantee may be amended only with the approval of the holders of not less than a majority in liquidation amount of the outstanding trust preferred securities. The manner of obtaining any such approval of holders of such trust preferred securities will be set forth in the prospectus supplement. All guarantees and agreements contained in a trust guarantee bind our successors, assignees, receivers, trustees and representatives.

EVENTS OF DEFAULT

     An event of default under the trust guarantee will occur if we fail to make any of our payments or perform other obligations under the trust guarantee. The holders of a majority in liquidation amount of the trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the guarantee.

     In addition, any holder of trust preferred securities may institute a legal proceeding directly against us to enforce such holder's rights under the trust guarantee without first instituting a legal proceeding against a Textron Trust, the trustee under the guarantee or any other person or entity.

INFORMATION CONCERNING THE TRUST PREFERRED SECURITIES GUARANTEE TRUSTEE

     Prior to the occurrence of a default, the trustee under the guarantee undertakes to perform only such duties as are specifically set forth in the trust guarantee. After a default, the trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the trustee is under no obligation to exercise any of the powers vested in it by a Trust Guarantee Agreement at the request of any holder of trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred as a result of the trustee's exercise of such powers.

TERMINATION OF THE TRUST GUARANTEES

     Each trust guarantee will terminate as to the trust preferred securities issued by a Textron Trust upon full payment of the redemption price of all trust preferred securities of such Textron Trust, upon distribution of the junior subordinated debt securities held by such Textron Trust to the holders of the trust preferred securities or upon full payment of the amounts payable in accordance with the Declaration of such Textron Trust upon liquidation of the Textron Trust.

STATUS OF THE TRUST GUARANTEES

     Each trust guarantee will constitute an unsecured obligation of Textron and will rank:

     - subordinate and junior in right of payment to all other liabilities of Textron;

     - equal with the most senior preferred stock issued by Textron and with any guarantee entered into by Textron in respect of any preferred or preference stock of any affiliate of Textron; and

     - senior to Textron's common stock.

     By accepting the trust preferred securities, each holder of such trust preferred securities agrees to the subordination provisions and other terms of the applicable trust guarantee.

     Each trust guarantee will constitute a guarantee of payment and not of collection. Therefore, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under a trust guarantee without instituting a legal proceeding against any other person or entity.

GOVERNING LAW

     The trust guarantees will be governed by and construed in accordance with the law of the State of New York.

                              PLAN OF DISTRIBUTION

     Textron may periodically sell common stock, preferred stock or any series of debt securities, and the Textron Trusts may periodically sell trust preferred securities in one or more of the following ways:

     - to underwriters or dealers for resale to the public or to institutional investors;

     - directly to the public or institutional investors; or

     - through agents to the public or to institutional investors.

     The accompanying prospectus supplement will state the terms of the offering of the securities, including:

     - the name or names of any underwriters, dealers or agents;

     - the purchase price of such securities and the proceeds to be received by Textron, and the Textron Trusts;

     - any underwriting discounts, commissions or agency fees and other items constituting underwriters' or agents' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchanges on which the securities may be listed.

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account and may resell them in one or more transactions, including:

     - negotiated transactions;

     - at a fixed public offering price or prices; or

     - at varying prices determined at the time of sale.

     Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

     If we use dealers in the sale, the dealers will acquire the securities as principals and may resell them to the public at varying prices to be determined by the dealers at the time of resale.

     Unless otherwise stated in a prospectus supplement, any agent selling securities on behalf of Textron or the Textron Trusts will be acting on a best efforts basis for the period of its appointment.

     Textron and the Textron Trusts may authorize agents, underwriters and dealers to solicit offers from certain types of institutions to purchase the securities described in this prospectus at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts. The delayed delivery contracts will provide for payment and delivery on a specified date or dates in the future. The delayed delivery contracts will be subject to the following two conditions:

     - that the purchase of the securities by an institution is not prohibited at the time of delivery by the laws of any jurisdiction in the United States to which such institution is subject; and

     - if the securities are being sold to underwriters, we will have sold to such underwriters the total principal amount of the securities being offered, less the principal amount of securities covered by the delayed delivery contracts.

     Underwriters, agents and dealers may be entitled under agreements entered into with Textron to indemnification by Textron against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, agents or dealers may be required to make. Underwriters, agents and dealers may be customers of, engage in transactions with, or perform services for Textron and its affiliates in the ordinary course of business.

     Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange. Any common stock sold will be listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange, upon official notice of issuance. Any underwriters to whom securities are sold by Textron and the Textron Trusts for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange. We give no assurance that there will be a market for the securities, other than the common stock.

                                 LEGAL OPINIONS

     The validity of any common stock, preferred stock, senior debt securities, subordinated debt securities, junior subordinated debt securities and trust guarantees and certain legal matters relating to those securities will be passed upon for Textron and the Textron Trusts by Michael D. Cahn, Associate General Counsel and Assistant Secretary of Textron. The validity of any trust preferred securities and certain legal matters relating to those securities will be passed upon for Textron and the Textron Trusts by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended January 2, 1999, as set forth in their report, which is incorporated into this prospectus by reference. Our financial statements and schedules are incorporated into this prospectus by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus incorporates documents by reference which are not presented in or delivered with this prospectus.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering are incorporated into this prospectus by reference.

     The following documents were filed by us with the Securities and Exchange Commission and incorporated into this prospectus by reference:

     - Annual Report on Form 10-K for the fiscal year ended January 2, 1999 (filing date of March 15, 1999);

     - Quarterly Report on Form 10-Q, for the quarterly period ended April 3, 1999 (filing date of May 12, 1999);

     - Current Report on Form 8-K dated January 6, 1999 (filing date of January 6, 1999); and

     - the description of Textron common stock set forth in our registration statement filed with the Securities and Exchange Commission pursuant to
       Section 12 of the Securities Exchange Act, including any amendment or reports filed for the purpose of updating such description.

     Any statement contained in a document incorporated into this prospectus by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The documents incorporated into this prospectus by reference are available from us upon request. We will provide a copy of any or all of the information that is incorporated into this prospectus by reference (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus) to any person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request.

     Requests for documents should be directed to:

        Textron Inc.
        40 Westminster Street
        Providence, Rhode Island 02903
        Attention:  Communications and
                    Investor Relations Department

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

        SEC Public Reference Room
        450 Fifth Street, N.W.
        Washington, D.C. 20549

     For further information on the Securities and Exchange Commission's Public Reference Room, please call the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically, including Textron. This prospectus is part of a registration statement filed by us with the Securities and Exchange Commission. The full registration statement can be obtained from the Securities and Exchange Commission, or directly from us, as indicated above.

     In addition, these reports and other information may be read at:

The New York Stock Exchange
20 Broad Street
New York, New York 10005

The Chicago Stock Exchange
440 South LaSalle Street
Chicago, Illinois 60605

The Pacific Stock Exchange
115 Sansome Street
Second Floor
San Francisco, California 94104

                                 [Textron Logo]